EXHIBIT 1

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to here in as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: February 17, 2026

Auctus Fund, LLC

By: Auctus Fund Management LLC, its Managing Member

Name: Alfred Sollami

Title: Managing Member

Auctus Fund Management, LLC

By: /s/ Alfred Sollami

Name: Alfred Sollami

Title: Managing Member

Alfred Sollami

By: /s/ Alfred Sollami

Louis Posner

By: /s/ Louis Posner